Exhibit 99.1

FOR IMMEDIATE RELEASE
December 9, 2008

BCM Resources: Shan South Exploration Update

BCM Resources Corporation (TSX-V: B) updates the Shan South exploration program.

Exploration activities during 2008 at Shan South have expanded the area of known molybdenum mineralization surrounding the Las Margaritas molybdenum discovery zone to a size of approximately 4 by 2 kilometres.  Within this region, five zones of anomalous molybdenum values, all potentially equal in size and geologically similar to the Las Margaritas discovery zone were outlined. The Las Margaritas molybdenum mineralization is generally hosted by granitic rocks and is partially concealed beneath volcanic cover.

The Shan South project page on the company’s website, www.bcmresources.com, has been significantly updated with a series of maps and illustrations detailing the results and future drilling plans.

Three geochemical exploration techniques were employed during the past field season:

Soil samples: Soil samples were collected at intervals of about 35 m along east-west lines spaced 100 m or less apart with the objective of detecting areas of minor quartz veining in volcanic cover rocks, similar to those observed in drill holes in the southern part of the Las Margaritas zone. Soils were not collected in one area (Area 1) due to lack of adequate soil development.

Moss Mat samples: The collection of moss mat samples along drainages, undertaken in part due to scarcity of traditional stream sediments, turned out to be an optimal sample medium for detecting anomalous molybdenum values generated by groundwater circulating along structural trends that also control the location of the streams.  Samples were ashed and subsequently sieved to -100 mesh.  Anomalous values are present in both ashed plant material and the very fine stream sediments trapped in the moss mats.

Rock Samples: Altered rocks and quartz veining in bedrock and subcrop were collected from stream drainages.

These results obtained from the three sample media were combined with information generated from the 3-D modeling of the aeromagnetic survey flown in 2007.  Areas of low magnetic susceptibility present within the anomalous areas outlined by the geochemical survey may indicate magnetite destructive alteration associated with molybdenum mineralization.

Mineralized zones outlined:

Area 1: This 1200x700 m area, situated 500 m west of the Las Margaritas zone, may represent the southern portion of the Las margaritas zone offset by post-mineral faulting. Abundant quartz veining in volcanic rock was observed on the ridge top, and analytical results of samples collected from this area ranged from 46 ppm Mo in outcrop to 362 ppm in a float sample.  On the north face of the ridge, the underlying granodiorite is exposed, and while mainly of fresh appearance, sericitic alteration along fractures was found to contain molybdenum values of up to 123 ppm Mo, 1896 ppm Zn, 181 ppm Pb and 39 ppm Ag.  Exposures along the major northwest-trending creek draining the ridge returned values of 71 and 83 ppm Mo. Several vertical drill holes near the ridge-top area are recommended to test for an underlying zone of mineralization.

Area 2: This 600x400 m area is 200 m north-northwest of the Las Margaritas zone and may represent the western extension of the Triangle Zone.  Soil samples were collected only from the flat top of the ridge, and results ranged up to 202 ppm Mo. Moss mat samples collected along structurally controlled drainages were found to contain highly anomalous Mo values with results ranging up to 658 ppm including several samples of around 100 ppm. This zone of anomalous Mo values is thought to dip gently to moderately northwards and may be near surface along its southern margin based on the analysis of results of stream sediments and soils data.  It is recommended that this zone be tested by shallow vertical drill holes.

Area 3: This 550 x 300 m area, situated 700 m east-northeast of the Las Margaritas zone, may represent the eastern extension of the Triangle Zone.  Soil sample results were as high as 203 ppm Mo and rock samples collected along drainages returned Mo values ranging up to 59 ppm in bedrock samples and 3280 ppm in a grab sample of a quartz-molybdenite vein in subcrop.  Moss mat samples ranged up to 66 ppm Mo. This zone is thought to dip gently to moderately northwards. Several shallow vertical drill holes are recommended to test the area.

Area 4: This 800x500 m area is 1500 m east of the Las Margaritas zone and is coincident with an area of anomalous Mo values indicated by earlier stream sediment surveys.  Soil sample results ranged up to 31 ppm Mo, while background values away from the zone were generally in the 1-3 ppm range. Work to date only tested the northern part of the zone but stream sediment results from the 1975 survey indicate values of up to 65 ppm Mo in drainages in the central part of the anomalous area.  One rock sample of an altered granodiorite dyke returned 34 ppm Mo.   This area will be subjected to additional prospecting in the 2009 field season.

Area 5:  This 800 x500 m area is located 200 m south-southeast of the Las Margaritas zone and is coincident with anomalous Mo values from earlier stream sediment surveys.  Soil samples range up to 75 ppm Mo while altered volcanic rocks contained Mo values of up to a few hundred ppm. A float/subcrop sample of altered rock containing quartz veining returned 1206 ppm Mo. Moss Mat samples for the drainages were all anomalous, ranging from 46 to 701 ppm Mo, with eight of the ten samples above 100 ppm Mo.  This area is considered to be highly prospective and will be tested by a series of relatively shallow drill holes.

All assay work was conducted at Acme Analytical Laboratories in Vancouver B.C.  Qualified Person: Daryl Hanson, P.Eng. who is a Qualified Person as defined in NI 43-101, has reviewed the technical content of this news release.

Dale McClanaghan
President & CEO
604.646.0144
info@bcmresources.com
www.bcmresources.com

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